PIONEER GROWTH SHARES PROXY SOLICITATION QUESTIONS AND ANSWERS
                              FOR INTERNAL USE ONLY

Q:       What do the proposals for Pioneer Growth Shares mean?
A:       Pioneer Growth Shares periodically holds a shareowner meeting to vote on certain issues. The upcoming meeting is scheduled for April 21, 1998. THE FUND'S TRUSTEES, WHOSE PRIMARY FUNCTION IS TO PROTECT YOUR INTERESTS AS A SHAREOWNER, RECOMMEND THAT YOU VOTE FOR EACH PROPOSAL.

Here is a what a FOR vote means for each of the proposals being considered. Proposal 1: Approve a new management contract with Pioneering Management Corporation (PMC), including a performance-based management fee. Depending upon the investment performance of the Fund's Class A Shares, relative to a selected securities index, the fee paid by the Fund may be lower or higher than the proposed basic fee. The proposed basic fee is higher than the management fee currently paid by the Fund to PMC.

Proposal 2: Elect nine Trustees to the Board. The Trustees supervise the Fund's activities and review contractual arrangements with companies that provide services to the Fund. All of the nominees currently serve as Trustees.

Proposals 3(a) through 3(j): Modernize certain investment restrictions to conform to current standards in the mutual fund industry. The Trustees believe the proposed changes are appropriate and necessary to provide future flexibility in the Fund's investment operations. For details on each of the proposed changes, we encourage you to review the enclosed Proxy Statement.

Proposal 4: Ratify the selection of Arthur Andersen LLP as the Fund's independent public accountants for the fiscal year ending
December 31, 1998.

                             FOR INTERNAL USE ONLY

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PROPOSAL 1
Q:       What effect will the proposed new management contract have?
A:       The fee ultimately paid by the Fund will be higher than that paid under the existing contract, even though it may vary as a result of Fund performance.

The current management fee structure has been in place since the Fund's inception in 1968. The Fund pays the investment adviser, Pioneering Management Corporation (PMC), the following fees, regardless of the Fund's performance:

      0.50% of the Fund's average daily net assets up to $250 million 0.48% of the next $50 million ($250 million to $300 million), and 0.45% of the amount over $300 million

At current asset levels, the Fund is paying an effective management fee of 0.48%.

Proposal 1 calls for the basic fee to increase to the following rates:

      0.700% of the Fund's average daily net assets up to $1 billion 0.675% of the next $4 billion ($1 billion to $5 billion)
      0.650% of the next $5 billion ($5 billion to $10 billion), and 0.575% of the amount over $10 billion

However, the introduction of a performance-based fee structure would link the management fee to the Fund's performance, relative to an objective index. This means the fee ultimately paid by the Fund may be higher or lower than the basic fee.

Q:       Why is the basic fee being increased?
A:       The current fee paid by your Fund has not changed since the Fund's inception in 1968. Over the past 20 years, it has become significantly more complicated and expensive to manage a mutual fund. The industry has changed dramatically, particularly in terms of research, technology and salary requirements. The increased fee would help maintain and attract investment management, research and other talent. It would also help provide technology and other systems necessary to support the service and performance Fund shareowners currently enjoy, and make it possible to improve future service and investment performance.

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Q:       How would the proposed performance-based fee be calculated?
A:       Simply, the performance-based fee would combine a basic fee with a performance adjustment. The Fund would add to or subtract from the basic fee based on its Class A Shares' performance relative to the Lipper Growth Funds Index, which the Fund's Trustees consider to be a fair benchmark for the performance of funds with similar objectives.

The performance adjustment would be based on the Fund's performance over a 36-month period. The comparison between the Index's and Fund's performance will be made at the end of each month. Each percentage point of difference, up to 10 percentage points, would be multiplied by a performance adjustment of 0.01%. This means the maximum adjustment rate to the basic fee is 0.10% (10 x 0.01%), up or down. Therefore, the Fund's management fee could range from 0.60% to 0.80% for up to $1 billion in assets. That translates into an increase of between $0.12 and $0.32 per $1,000.00.

For example, if the Fund's 36-month average annual total return was 15.0%, and the Lipper Growth Funds Index's 36-month average annual total return was 25.0%, the management fee would be the basic fee minus the performance-adjustment figure:

                    0.70% - [0.01% x (15.0% - 25.0%)] = 0.60%

Conversely, if the Fund's 36-month average annual total return was 25.0%, and the Lipper Growth Funds Index's 36-month average annual total return was 15.0%, the management fee would be the basic fee plus the performance-adjustment figure:

                    0.70% + [0.01% x (25.0% - 15.0%)] = 0.80%

Q:       The proposed management fee seems high to me. Is it?
A:       Comparatively, no. The Fund's proposed fee would still be lower than most management fees currently being charged for similar funds throughout the mutual fund industry.

Naturally, before proposing a change in management fee, Pioneer undertook extensive research into how and how much other mutual funds were paying in management fees. Here's what we found:

     At current asset levels, your Fund's proposed basic management fee would be in the bottom third (below 71%) of the fees paid by growth funds.* While similar funds pay management fees ranging from 1.50% to 0.28%, 40% of growth funds pay a flat fee of 0.75% or more, regardless of the fund's size (net assets).
     The median management fee paid by growth funds is 0.75%, and your Fund's basic fee of 0.70% is below the median. If your Fund outperformed its index enough to trigger the full upward adjustment, the maximum performance-adjusted fee of 0.80% would be only slightly above the median.

* The growth universe includes 344 funds with the growth objective. It excludes institutional funds, index funds and funds that pay a single, all-inclusive fee for management, transfer agency, custody, accounting, etc., or some combination of these fees bundled with the management fee.

Q:       When would the proposed performance-based fee take effect?
A:       The effective date of the proposed contract is expected to be
May 1, 1998, and the new fee structure would take effect at that time. However, the Fund will pay only the basic fee for 12 months, with no performance adjustment. The performance adjustment would begin in the 13th month, based on the 12 months of performance generated with the new fee structure in place. Each subsequent month's performance would be added to the equation until there are 36 months of performance. At that point, the adjustment would be based on a rolling 36-month period.

PROPOSAL 2
Q:       Who is being nominated for Trustee?
A:       There are nine nominees. All currently serve as Trustees and their biographical information is included in the Proxy Statement. The Trustees' primary role is to protect your interests as a shareowner.

PROPOSALS 3a - 3j
Q:       Why are there so many changes proposed to the Fund's operations structure and investment policies?
A:       Since the Fund's last shareowner meeting, the mutual fund industry has evolved. The Fund's Trustees believe the proposed changes are appropriate and necessary to update the Fund and modernize it to conform with current standards in the mutual fund industry, along with other Pioneer funds.

PROPOSAL 4
Q:       Who is Arthur Andersen LLP?
A:       Arthur Andersen LLP is one of the six largest CPA firms in the U.S.
and the firm is the current independent public accountant for the Fund and other funds in the Pioneer family of mutual funds.

                             FOR INTERNAL USE ONLY
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GENERAL QUESTIONS
Q:       Who makes the final decisions about these proposals?
A:       You do. The Trustees you have elected - whose primary role, as mentioned, is protecting your interests as a shareowner - have unanimously approved the proposals and encourage you to vote FOR each. However, you must make the final decision, either by attending the meeting in person or by giving your proxy vote.

Q:       When and where will the meeting take place?
A:       The meeting is scheduled for April 21, 1998, in Boston.

Q:       What if I have questions about my investment?
A:       The investment representative through whom you purchased Pioneer
Growth Shares can provide you with additional information as needed.

                             FOR INTERNAL USE ONLY